Mail Stop 03-06

April 20, 2005

Via Facsimile to (408) 990-4040 and U.S. Mail

Mr. Carl M. Mills
Chief Financial Officer
Quicklogic Corporation
1277 Orleans Drive
Sunnyvale, CA 94089

   Re: **Quicklogic Corporation**
      Form 10-K for the fiscal year ended January 2, 2005
      File No. 000-22671

Dear Mr. Mills:

   We have reviewed your filing and have the following comments. We have limited our review to matters related to the issues raised in our comments. Where indicated, we think you should revise your future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspects of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended January 2, 2005

Consolidated Financial Statements – Page 46

Note 2 – Significant Accounting Policies – Page 55

Revenue Recognition – Page 57

1.   We note your disclosure on page 22 regarding price adjustments that you offer to distributors in order to ensure the distributors receive a negotiated margin. It appears that you offer price concessions to your customers that are based on future market conditions over which you do not exercise control.   In light of this fact, please respond to the following:

   a) Tell us and disclose in future filings when you record revenue and the related estimate for sales returns for these transactions. Discuss when and how these price adjustments are determined.

   b) Tell us how you concluded that you meet the fixed and determinable price criteria of SAB 104 with respect to these sales.

   c) To the extent material, supplementally show us and revise future filings to include this account in your valuation and qualifying accounts schedule as required by Rule 12-09 of Regulation S-X.

Note 9 – Investment in Tower Semiconductor LTD – Page 68

2.   In light of the significant other than temporary impairments you recorded with respect to your equity investment in Tower Semiconductor, tell us how you assessed the value of your prepaid wafer credits. Explain why you believe the credits are recoverable.

Note 10 – Long Lived Asset Impairment – Page 68

3.   Please expand future filings to include greater discussion of the underlying facts and circumstances that led to the $3.2 million long lived asset impairment related to the QuickMIPS product family. Discuss what factors you believe led to a decline in the future revenue potential for this product line. Refer to paragraph 37 of SFAS 144.

4.   Tell us and revise future filings to disclose whether any significant write-downs related to the QuickMIPS inventory was recorded in connection with the long-lived asset impairment charge that was taken.

5.   We note your disclosure on page 24 that you are continuing to design and promote your QuickMIPS technology. However, we note on page 56 that you wrote off all of the licensed intellectual property asset relating to QuickMIPS, which indicates that there are no future cash flows expected from this asset. Supplementally tell us why you concluded the asset was fully impaired in light of your disclosures on page 24. In addition, tell us whether the $2.0 million write-down relating to property and equipment represented a full or partial write-down of the equipment assets for QuickMIPS.

Note 13 – Information Concerning Business Segments and Major Customers – Page 69

6.   We note your discussion on page 18 of three "mature" FPGA product families as well as various newer FPGA product families. Please revise future filings to provide the disclosures required by paragraph 37 of SFAS 131, or tell us why you believe this disclosure is not required.

* * * * * * * *

        As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- The company is responsible for the adequacy and accuracy of the disclosure in the filings;

- Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

- The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Kevin Vaughn at (202) 824-5387, Eric Atallah at (202) 824-5266, or me at (202) 942-7903 if you have questions regarding these comments.

Sincerely,

Michele Gohlke
Branch Chief